Exhibit 1
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NOT  FOR  RELEASE,  PUBLICATION  OR  DISTRIBUTION  IN  WHOLE  OR IN  PART,  INTO
AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

2 October 2008

                              WPP GROUP PLC ("WPP")
            ---------------------------------------------------------
                 TAYLOR NELSON SOFRES PLC ("TNS") - OFFER UPDATE


WPP proposal to introduce a new UK-listed parent company

Further to the announcement made on 29 September 2008, a circular containing information in relation to the proposal to introduce a new UK-listed parent company for the WPP group (the "Circular") is being posted to TNS Share Owners today.

Offer declared final*

WPP announces that the Offer, which remains subject to the terms and conditions set out in the Offer Document not already declared satisfied, save to the extent varied as a consequence of WPP's proposal to introduce a new parent company, is final and will not be increased*. The Offer (including the Mix and Match Facility) remains open for acceptance until 3.00 p.m. (London time) on 3 October 2008.

* The Offer is final and will not be increased except that WPP reserves the right to set this statement aside if a competitive situation arises or otherwise with the consent of the Panel.

Terms of the Offer

As previously announced, the WPP Offer for TNS is being made on the following basis:

     For each TNS Share              173 pence in cash and 0.1889 of a WPP Share


Based on a Closing Price of 456.5 pence per WPP Share on 1 October 2008, the Offer values each TNS Share at approximately 259.2 pence and the entire issued and to be issued share capital of TNS at approximately (pound)1,136 million. The Offer represents a premium of approximately:

o 52 per cent. over the Closing Price of 171 pence per TNS Share on 28 April 2008, being the last Business Day prior to the announcement by TNS of a potential merger with GfK Aktiengesellschaft; and

o 21 per cent. over the Closing Price of 215 pence per TNS Share on 2 May 2008, being the last Business Day prior to the announcement by TNS that it had received a proposal from WPP,

in each case based on the Closing Price of 456.5 pence per WPP Share on 1 October 2008.

WPP believes the Offer provides a substantial premium for TNS Share Owners with both cash certainty and potential equity upside.

Action to be taken to accept the WPP Offer

TNS Share Owners who hold TNS Shares in certificated form (that is, not in CREST), should complete the Form of Acceptance and Election in accordance with paragraph 14.1 of Part 1 of the Offer Document. They should return the completed and signed Form of Acceptance and Election (along with any appropriate document(s) of title including their share certificate(s)) using the reply-paid envelope that was enclosed with the Offer Document (if they are posting within the United Kingdom) as soon as possible and, in any event, so as to be received by no later than 3.00 p.m. (London time) on 3 October 2008.

TNS Share Owners who hold TNS Shares in uncertificated form (that is, in CREST), should follow the procedures set out in paragraph 14.2 of Part 1 of the Offer Document, so as to ensure that their TTE instruction(s) settle(s) no later than
3.00 p.m. (London time) on 3 October 2008.

TNS Share Owners who require assistance in accepting the Offer (or who require a replacement Form of Acceptance and Election) should telephone Computershare Investor Services PLC (the receiving agent for the Offer), on 0870 707 1367 (from within the United Kingdom) and +44 870 707 1367 (from outside the United Kingdom). However, TNS Share Owners should be aware that Computershare Investor Services PLC cannot provide any financial, legal or taxation advice in connection with the Offer nor any advice on the merits of the Offer.

TNS Share Owners who are in any doubt as to what action to take are recommended to seek their own personal financial advice immediately from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if they are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in their own jurisdiction.

Availability of documents

A copy of the Circular will be made  available on WPP's  website at  www.wpp.com
                                                                     -----------
and will also be available for inspection at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD, during normal business hours on any Business Day during the Offer Period. Further copies of the Offer Document, the Form of Acceptance and Election and the Circular may be obtained by contacting the Receiving Agent, Computershare Investor Services PLC, on +44 870 707 1367.

Enquiries:

BUCHANAN COMMUNICATIONS                                +44 20 7466 5000
Richard Oldworth

MERRILL LYNCH INTERNATIONAL                            +44 20 7628 1000
Richard Taylor
Mark Astaire (Corporate Broking)

PERELLA WEINBERG PARTNERS UK LLP                       +44 20 7268 2800
Philip Yates
Graham Davidson

GOLDMAN SACHS INTERNATIONAL
James Del Favero                                       +1 212 902 1000
Simon Dingemans                                        +44 20 7774 1000

Capitalised terms used in this announcement have the same meaning as defined in WPP's Offer Document dated 1 August 2008.

Merrill Lynch International, Perella Weinberg Partners UK LLP and Goldman Sachs International are acting exclusively for WPP in connection with the Offer and no one else and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Merrill Lynch International, Perella Weinberg Partners UK LLP or Goldman Sachs International, respectively, nor for providing advice in connection with the Offer or any matter referred to in this announcement.

The directors of WPP accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of WPP (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect its import.

IMPORTANT NOTICES

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. The Offer Document has been prepared in accordance with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if it had been prepared in accordance with the laws and regulations of jurisdictions outside England.

The availability of the Offer to persons who are not resident in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and the Offer will not be capable of acceptance from or within any such jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent (directly or indirectly) in or into Australia, Canada or Japan or any other jurisdiction where to do so would constitute a breach of relevant laws in that jurisdiction, and persons receiving this announcement (including agents, nominees, custodians and trustees) must not mail or otherwise distribute or send it in or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

This announcement is not an offer of securities for sale in Australia, Canada or Japan or in any other jurisdiction in which such an offer is unlawful. The New WPP Shares, which form part of the consideration under the Offer, have not been, and will not be, registered under the securities laws of Australia, Canada or Japan, and no regulatory clearance in respect of the New WPP Shares has been, or will be, applied for in any jurisdiction other than the United Kingdom. The New WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.

Notice to US Persons

The Offer is for the securities of a United Kingdom company and is subject to United Kingdom legal requirements, which are different from those of the United States. The Offer is being made in the United States in compliance with applicable tender offer rules under the US Exchange Act as modified by the "Tier II" exemption provided by Rule 14d-1(d) under such Act and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that differ in some respects from those applicable under US domestic tender offer procedures and law.

This announcement is not an offer of securities for sale in the United States. The New WPP Shares which form part of the consideration under the Offer have not been, and will not be, registered under the US Securities Act or under the securities law of any state, district or other jurisdiction of the United States. The New WPP Shares may not be offered, sold or delivered, directly or indirectly, in or into the United States or to, or for the account or benefit of, any US Person except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Accordingly, unless WPP is satisfied in its sole discretion that the New WPP Shares can be offered, sold or delivered to a particular US Person, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act, a US Person who validly accepts the Offer will receive, in lieu of the New WPP Shares to which he would otherwise be entitled under the terms of the Offer, the net cash proceeds of the sale of such shares, as more fully described in the Offer Document.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is or becomes "interested" (directly or indirectly) in one per cent or more of any class of "relevant securities" of WPP or TNS, all "dealings" in any "relevant securities" of WPP or TNS by such person (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "Offer Period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of WPP or TNS, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of WPP or TNS, by WPP or TNS or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in
issue,    can    be    found    on   the    Takeover    Panel's    website    at
www.thetakeoverpanel.org.uk.
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"Interests in  securities"  arise,  in summary,  when a person has long economic
exposure,   whether  conditional  or  absolute,  to  changes  in  the  price  of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.